SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”)
held on December 14, 2009, prepared in summary form

1. Date, Time and Venue: December 14, 2009, at 9 am, by conference call, as expressly authorized by Article 20, §2º, of the Company bylaws.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by the present Board Members and without any restrictions:

4.1. Reelect, as officers of the Company, all with term of office up to December 31, 2011, Messrs.: (i) as Chief Executive Officer – Wilson Amaral de Oliveira, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 6.269.899, SSP/SP, and enrolled with the CPF/MF under No. 527.350.108 -30; (ii) as Financial and Investor Relations Officer – Alceu Duilio Calciolari, Brazilian, married, Business administrator, bearer of the Identity Card (RG) No. 12.207.071, SSP/SP, and enrolled with the CPF/MF under No. 031.716.238 -11; (iii) as Officer with no specific designation – Odair Garcia Senra, Brazilian, married, Civil Engineer, bearer of the Identity Card (RG) No. 3.259.126, and enrolled with the CPF/MF under No. 380.915.938 -72; (iv) as Officer with no specific designation – Mário Rocha Neto, Brazilian, married, Civil Engineer, bearer of the Identity Card (RG) No. 5.637.585, SPP/SP, and enrolled with the CPF/MF under No. 030.073.278 -30; e (v) as Officer with no specific designation – Antonio Carlos Ferreira Rosa, Brazilian, married, Civil Engineer, bearer of the Identity Card (RG) No. 24.862.487 -8, SSP/SP, and enrolled with the CPF/MF under No. 118.060.988 -30. The remaining positions as officers of the Company shall remain unattended, to be determined in the future.

4.2. To keep Mr. Alceu Duilio Calciolari as Investor Relations Officer before the Comissão de Valores Mobiliários (CVM) and as the Responsible for the Company before the Secretaria da Receita Federal do Ministério da Fazenda, who will exercise such positions jointly with the remaining attributions of an Officer of the Company.

4.3. To approve, pursuant to shareholders’ approval at the Company’s Annual General Meeting held on April 30, 2009 (“AGM”), that the mandatory dividends declared at the AGM concerning the fiscal year ended December 31st, 2008, in the amount of R$26,106,142.88, corresponding to R$ 0.2009 per shares, treasury shares excluded, be paid on December 18, 2009, based on the shareholding position of (i) April 30th, 2009 (after floor is closed), for shareholders holding shares traded on BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros; and (ii) May 6th, 2009 for shareholders holding ADRs traded on the New York Stock Exchange.

4.4. The shareholders at the dates described in item 4.3 above, with rights to receive the dividends, and with credit option registered with Banco Itaú S.A., Financial Institution Depositary of the Company’s shares, will have their dividends automatically credited on December 18, 2009. Shareholders having no credit option registered with Banco Itaú S.A. shall look for an agency of Banco Itaú S.A. to update their personal data; referred update being a requirement for the receipt of dividends, which payment shall occur, on or after December 18, 2009, within at least three business days from the date referred data is updated. Dividends owed to the participant shareholders of the fiduciary custody services of CBLC – Companhia Brasileira de Liquidação e Custódia shall be credited pursuant to the data records kept by such institution, on December 18, 2009.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Chairman of the Meeting: Gary Robert Garrabrant. Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior. Secretary: Fabiana Utrabo Rodrigues.

São Paulo, December 14, 2009.

Fabiana Utrabo Rodrigues
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.